March 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Melissa N. Rocha
Senior Assistant Chief Accountant

Re:	RPM International Inc.

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed August 14, 2014

Form 10-Q for the Period Ended November 30, 2014

Filed January 7, 2015

Response Dated February 23, 2015

File No. 1-14187

Dear Ms. Rocha:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated March 3, 2015. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.

Form 10-K for the year ended May 31, 2014

Exhibit 13.1

Note Q — Segment Information, page 69

SEC Comment #1:

We note your response to comment one from our letter dated February 6, 2015. In your January 7, 2015 earnings call, your CEO indicated that during the quarter ended November 30, 2014, you underperformed in “core consumer products categories with small project paints, caulks and sealants and patch repair products.” Additionally, he indicated that the “Kirker fingernail enamel business had another disappointing quarterly performance”. Please describe for us the

Securities and Exchange Commission

March 17, 2015

source of information management uses to make these types of statements for purposes for earnings calls and explain why it would be impracticable to use this source to provide the revenue product line disclosures described in ASC 280-10-50-40.

Response:

Financial data provided by the Company’s operating segments generally serves as the source of information shared by management during earnings calls. In that regard, in commenting on the underperformance of “core consumer product categories with small project paints, caulks and sealants and patch and repair products,” Mr. Sullivan was addressing general categories of products that comprise a substantial percentage of the consumer segment’s revenues, rather than singling out individual product lines within these product categories. The Company does not accumulate or track information by product line, as it does not manage its business in that manner, and that information would be impracticable to track, for the reasons specified in the Company’s prior response to comment one from your letter dated February 6, 2015.

Mr. Sullivan’s ability to share product information concerning Kirker’s performance stemmed from a set of unique circumstances applicable to that business during the relevant period. In that regard, the Company acquired Kirker in fiscal 2014 and had contingent purchase price obligations under the purchase agreement that were tied to sales of Kirker’s only product, fingernail enamels. The Company monitored Kirker’s sales in order to comply with these contractual obligations and, as a result, Mr. Sullivan was able to address those matters directly in his remarks.

In future earnings calls, in comments that are scripted or unscripted, the Company’s management will strive to make reference to operating segment businesses rather than broad references pertaining to core products, in an effort to avoid any confusion in this regard.

Form 10-Q for the Period Ended November 30, 2014

Note 2 — Specialty Products Holding Corp., page 7

SEC Comment #2:

We note your response to comment two from our letter dated February 6, 2015. In your response, you indicate that during the third quarter of fiscal 2015, you “took into consideration the increased liquidity requirements of the parent that occurred during the third quarter and the impact on the Company’s plan for reinvestment of undistributed earnings.” So that we may better understand the timing of your conclusion with regard to repatriation of foreign earnings, please address the following:

•	Clarify what you are referring to by the “increased liquidity requirements of the parent that occurred during the third quarter;”

Securities and Exchange Commission

March 17, 2015

•	Tell us how you determined that you had both the intent and ability to utilize U.S. resources for the initial and future funding of the trust from the date that you entered into the agreement in principle through November 30, 2014; and

•	Please also confirm that when you entered into the agreement in principle in July 2014, you planned to [make] settlement payments on the $347.5 million of promissory notes with U.S. resources. If true, please explain how your circumstances changed such that you now believe it is reasonably possible that foreign earnings may need to be used to settle these promissory notes.

Response:

In the Company’s Form 10-K for the period ended May 31, 2014, it disclosed that its available liquidity, including cash and cash equivalents and amounts available under committed credit facilities, stood at $1.1 billion. At May 31, 2014, approximately $310 million of the Company’s consolidated cash and cash equivalents were held at various foreign subsidiaries. As such, available U.S. liquidity was approximately $800 million.

In July 2014, when the Company entered into the agreement in principle, it disclosed that the payments to the Trust could be funded using a combination of cash, amounts obtained via its revolving credit facilities or, depending on market conditions, with funds obtained through the capital markets. Although this disclosure was made contemporaneous with the filing of the Company’s Form 10-K for the period ended May 31, 2014, its July 2014 liquidity did not materially change from the amounts disclosed as of May 31, 2014. In addition, the Company expects to generate significant future cash flow from its operations that could be used to fund the future payments to the Trust. As a point of clarification, at the time the Company entered into the agreement in principle it had the ability and intention to fund both the initial $450 million payment to the Trust, as well as the future payments to the Trust of $347.5 million (which payments are scheduled to be made in annual installments in December 2016, 2017 and 2018 and may be prepaid at any time without penalty), using available U.S. liquidity.

In the Company’s Form 10-Q for the period ended November 30, 2014, it disclosed that available liquidity, including cash and cash equivalents and amounts available under its committed credit facilities, stood at $1.0 billion. At that time, approximately $243 million of the Company’s consolidated cash and cash equivalents were held at various foreign subsidiaries and, therefore, its U.S. liquidity was approximately $767 million. Although the Company’s liquidity changed slightly from May 31, 2014, it maintained its

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March 17, 2015

intention and continued to have the ability to utilize available U.S. liquidity as well as expected future cash flow from its operations, or access the capital markets, to fund all payments to the Trust.

In December 2014, the Company funded the initial $450 million payment using existing U.S. liquidity. After funding the $450 million payment, the Company continues to believe that available U.S. liquidity is sufficient to satisfy the future payments to the Trust. During the third quarter the Company considered the potential of electing to prepay the obligations to the Trust. The early prepayment of the Trust obligations along with the Company’s stated fiscal objective to more aggressively return capital to stockholders in the form of dividend distributions, were critical to the Company’s conclusion relative to its assertion regarding the reinvestment of undistributed foreign earnings. That is, it became apparent to the Company during the third quarter that it could no longer assert permanent reinvestment of a portion of the Company’s undistributed foreign earnings. In light of this information, the Company reviewed its reinvestment of undistributed earnings assertion. As a result, in the third quarter, the Company determined that it would consider using undistributed foreign earnings, up to $347.5 million, to settle the Trust obligations. The remainder of the Company’s undistributed foreign earnings continues to be permanently reinvested.

In accordance with the above, the Company reviewed the guidance in ASC 740-30 and concluded during the third quarter that it no longer met the exception of ASC 740-30-25-17 with respect to $347.5 million. It is important to note that the Company has not repatriated any portion of the $347.5 million.

In summary, there has been no change in the Company’s ability to use available U.S. liquidity to fund the remaining Trust obligations. However, in the third quarter, it affirmatively concluded that it may use non-U.S. liquidity to settle the remaining Trust obligations. Accordingly, and consistent with the aforementioned accounting guidance, the Company can no longer assert that it intends to permanently reinvest foreign earnings in amounts up to those remaining Trust obligations. The circumstances driving the change in the Company’s intention include its objective to protect its ability to distribute returns to stockholders characterized as dividends, even if the Company elects to prepay all or a portion of its obligations to the Trust. The Company’s ongoing analysis, pursuant to guidance provided in ASC 740-30, was updated in the third quarter resulting in the Company revising its reinvestment assertion.

Finally, as a point of clarification, in the previous response to comment two, the statement regarding “increased liquidity requirements of the parent that occurred during the third quarter” referred to the increase in debt due to the execution of the promissory notes to the Trust and funding the initial $450 million payment.

Securities and Exchange Commission

March 17, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Six Months Ended November 30, 2014, page 34

SEC Comment #3:

We note your response to comment five from our letter dated February 6, 2015. To the extent that product mix is the predominant factor impacting the change in your results of operations between the periods presented, please consider providing greater context to readers by identifying the types of products that most affected product mix during the period and, if known, the reason for any changes in product mix trends between the periods presented.

Response:

The Company acknowledges the staff’s comment and confirms that it will consider additional disclosure regarding the operating segment businesses that most affect product mix, and, if known, the reasons for any changes in product mix trends when product mix is the predominant factor in period to period changes in its results of operations.

The Company believes that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Russell L. Gordon

Edward W. Moore

Thomas F. McKee